

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2023

Richard Eiswirth, Jr.
President and Chief Executive Officer
ALIMERA SCIENCES INC
6310 Town Square, Suite 400
Alpharetta, GA 30005

> **Re: ALIMERA SCIENCES INC**
> **Registration Statement on Form S-3**
> **Filed June 30, 2023**
> **File No. 333-273090**

Dear Richard Eiswirth, Jr. :

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cindy Polynice at 202-551-9707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Keith Scherer, Esq.